

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 26, 2010

By facsimile to (310) 201-4746 and U.S. Mail

Mr. Roland Kohl
Chairman and Chief Executive Officer
Highway Holdings Limited
Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

Re: Highway Holdings Limited
        Registration Statement on Form F-3
        Filed August 16, 2010
        File No. 333-168870

Dear Mr. Kohl:

        We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

Description of Common Shares, page 5

1. We note the "does not purport to be complete" and "qualified in its entirety" language in the first paragraph. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Please revise. Further, clarify that the summary describes the material provisions of Highway Holdings' common shares.

<u>Legal Matters, page 14</u>

2. Disclose that counsel will opine also on the enforceability of the obligations of Highway Holdings under the debt securities, the warrants to purchase common shares, the warrants to purchase debt securities, and the units.

<u>Exhibit 4.4</u>

3. Refile the exhibit in its entirety to include a cross reference sheet showing the location in the indenture of the provisions inserted pursuant to sections 310 through 318(a) inclusive of the Trust Indenture Act of 1939. <u>See</u> Item 601(b)(4)(iv) of Regulation S-K.

<u>Exhibit 5.1</u>

4. The exhibit is tagged incorrectly as exhibit 23.3 on the EDGAR system. Refile the exhibit tagged correctly.

5. We note the statement on page 2 that "[the] above are the only documents or records we have examined and the only enquiries we have carried out. In particular we have made no enquiries as to matters of fact other than the Searches." This statement inappropriately limits the scope of the opinion, especially in light of the nature of the opinions that counsel is required to provide. Please revise.

6. We note 3(c) on page 2 of the opinion. It is inappropriate for counsel to include assumptions that are too broad, that assume away the issue, that assume any of the material facts underlying the opinion, or that assume any fact that is known or readily ascertainable. Please revise.

7. Since debt securities, warrants to purchase common stock, and warrants to purchase debt securities may be offered in conjunction with the units, revise 4(e) on page 3 to indicate that those units will constitute valid and binding obligations of the company enforceable against the company in accordance with their terms.

8. We note the statement "This opinion…may be relied upon by you and your counsel" on page 4. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable. Please revise.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 if you have questions about comments or related matters.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Mr. Po Fong
        Chief Financial Officer
        Highway Holdings Limited
        Suite 810, Level 8, Landmark North
        39 Lung Sum Avenue
        Sheung Shui
        New Territories, Hong Kong

        Istvan Benko, Esq.
        Alison Pear, Esq.
        TroyGould PC
        1801 Century Park East, Suite 1600
        Los Angeles, CA 90067